Pricing Term Sheet	Filed pursuant to Rule 433
Dated April 4, 2012	Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated April 3, 2012 and the
Prospectus dated April 18, 2011
Registration No. 333-173365

Hovnanian Enterprises, Inc.

Offering of

25,000,000 Shares of Class A Common Stock of Hovnanian Enterprises, Inc.

The information in this pricing term sheet relates only to the offering of our Class A Common Stock and should be read together with (i) the preliminary prospectus supplement, dated April 3, 2012 (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated April 18, 2011, included in the Registration Statement (File No. 333-173365), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Hovnanian Enterprises, Inc., a Delaware corporation (“Hovnanian”).

Ticker / Exchange:	HOV / New York Stock Exchange (“NYSE”).

Pricing Date:	April 4, 2012.

Settlement Date:	April 11, 2012.

Title of Securities:	Class A common stock, par value $0.01 per share, of Hovnanian (“Class A Common Stock”).

Number of Shares of Class A Common Stock Offered:	25,000,000 shares (or 28,750,000 shares if the underwriters exercise their over-allotment option in full).

Public Offering Price:	$2.00 per share.

Estimated Net Proceeds to Hovnanian:	See “Use of Proceeds” below.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC

Changes from Preliminary Prospectus Supplement

Use of Proceeds:

The net proceeds from the sale of Class A Common Stock, after deducting the underwriting discounts and estimated offering expenses payable by Hovnanian, will be approximately $47.3 million (or approximately $54.4 million if the underwriters exercise their over-allotment option in full).

Hovnanian intends to use the net proceeds from the sale of Class A Common Stock, along with cash on hand, to purchase approximately $15.3 million principal amount of its 6 1/4% Senior Notes due January 15, 2016, approximately $22.8 million principal amount of its 7 1/2% Senior Notes due May 15, 2016 and approximately $37.4 million principal amount of its 8 5/8% Senior Notes due January 15, 2017 in a private transaction.

Capitalization:

The following table sets forth our homebuilding cash and cash equivalents and capitalization as of January 31, 2012, on an as adjusted basis to give effect to the sale of 25,000,000 shares of Class A Common Stock and the use of the estimated net proceeds therefrom (assuming no exercise of the underwriters’ option to purchase additional shares). See “Use of Proceeds.”

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in the Preliminary Prospectus Supplement and Hovnanian’s financial statements and related notes incorporated by reference therein.

As of January 31, 2012
(unaudited) (In thousands, except share numbers and footnotes)	As Adjusted
Homebuilding cash and cash equivalents, excluding restricted cash	$159,813
Restricted cash(1)	49,483
Total homebuilding cash and cash equivalents(2)	$209,296

Debt(3):
Nonrecourse land mortgages	29,322
Nonrecourse mortgages secured by operating property	19,510
10 5/8% Senior Secured Notes due 2016 (net of discount)	786,978
2.0% Senior Secured Notes due 2021 (net of discount)	53,100
5.0% Senior Secured Notes due 2021 (net of discount)	126,363
6 1/2% Senior Notes due 2014	36,649
6 3/8% Senior Notes due 2014	3,015
6 1/4% Senior Notes due 2015	21,438
11 7/8% Senior Notes due 2015 (net of discount)	61,465
6 1/4% Senior Notes due 2016 (net of discount)	137,923
7 1/2% Senior Notes due 2016	90,532
8 5/8% Senior Notes due 2017(4)	139,359
TEU Senior Subordinated Amortizing Notes due 2014(4)	12,162
Total Debt(3)(4)	$1,517,816

Equity:
Preferred stock, $.01 par value; 100,000 Shares authorized; 5,600 Shares of 7.625% Series A Preferred Stock issued at January 31, 2012 with a liquidation preference of $140,000	$135,299
Common Stock, Class A, $.01 par value; 200,000,000 Shares authorized; 93,742,999 Shares issued at January 31, 2012, actual (including 11,760,763 Shares at January 31, 2012 held in treasury) and 118,742,999 Shares issued as adjusted (including 11,760,763 held in treasury)(4)(5)(6)	1,187
Common Stock, Class B, $.01 par value (Convertible to Class A at time of sale); 30,000,000 Shares authorized; 15,353,126 Shares issued at January 31, 2012 (including 691,748 Shares at January 31, 2012 held in treasury)	154
Paid in capital – common stock(4)(5)(6)	639,781
Accumulated Deficit(4)(7)	(1,104,492)
Treasury stock at — cost	(115,360)

Total Hovnanian Enterprises, Inc. stockholders’ equity deficit	(443,431)

Noncontrolling interest in consolidated joint ventures	173

Total equity deficit	$(443,258)

Total capitalization	$1,074,558

(1)	As of January 31, 2012, Restricted Cash includes $35.7 million of cash collateralizing our letter of credit agreements and facilities, $11.1 million of cash collateralizing our surety bonds and $2.7 million for customers’ deposits, which are restricted from our use.

(2)	As of January 31, 2012, substantially all of our cash collateralized our secured indebtedness.
(3)	References to our consolidated debt in this prospectus supplement exclude debt of $49.0 million under our secured master repurchase agreement, which is a short-term borrowing facility used by our mortgage banking subsidiary.
(4)	As adjusted does not reflect the issuance by us of an aggregate of 3.1 million shares of our Class A Common Stock in exchange for an aggregate of $9.1 million of 8 5/8% Senior Notes due 2017 and $3.1 million of TEU Senior Subordinated Amortizing Notes due 2014 in transactions between February 1, 2012 and March 30, 2012.
(5)	As adjusted includes 25,000,000 shares of our Class A Common Stock offered hereby.
(6)	As adjusted does not reflect the issuance by us of an aggregate of 1.3 million shares of our Class A Common Stock upon settlement of certain stock purchase contracts issued as a portion of our Tangible Equity Units in transactions between February 1, 2012 and March 30, 2012.
(7)	As adjusted includes $23.3 million, which represents the gain on extinguishment of debt related to the 6 1/4% Senior Notes due 2016, 7 1/2% Senior Notes due 2016 and 8 5/8% Senior Notes due 2017 to be purchased with the net proceeds of this offering along with cash on hand. See “Use of Proceeds.”

Hovnanian has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Hovnanian has filed with the SEC for more complete information about Hovnanian and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from: Citigroup Prospectus Delivery Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 Phone: 800-831-9146; Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010 Phone: 800-221-1037 or J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 Phone: 866-803-9204.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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